SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LIFE QUOTES, INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO-I on July 12, 2010 as amended by Amendment No. 1 filed July 12, 2010 and Amendment No. 2 filed July 14, 2010 (the “Schedule TO”) by Life Quotes, an Illinois corporation (“LQ”) whereby LQ Acquisition, Inc. and Robert S. Bland (“Bland”) offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 as subsequently amended by the Schedules TO-T/13E-3 filed by LQ Acquisition Inc. on June 28, 2010, July 12, 2010, July 14, 2010, and August 3, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO-I and the Schedule 13e-3 remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

(1) Item 11 of the Schedule TO is amended as follows:

(a)(5) LQ, LQ Acquisition, Inc., and the directors of LQ have been named defendants in a lawsuit challenging the proposed transaction. The lawsuit Gelfand v. Life Quotes, Inc. et al. No. 2010CH3662 was filed in the Chancery Division of the Circuit Court of Dupage County, Illinois on June 25, 2010 (“the Gelfand Action”). In the Gelfand Action, the plaintiff alleges that LQ, LQ Acquisition, Inc. and the other defendants have breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to LQ’s public stockholders. Among other things, the Gelfand Action seeks a permanent injunction against or rescission of the proposed transaction, damages, and attorney’s fees and expenses. The complaint related to the Gelfand Action is attached as Exhibit (a)(5)(A) hereto.

During the month of July 2010, Duane Morris discussed with attorneys for plaintiffs in the Gelfand Action disclosure issues relating to the potential settlement of the Gelfand Action. Duane Morris and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by LQ. Further negotiations took place between Duane Morris and counsel for plaintiffs during the month of July 2010.

On August 3, 2010, the parties to the Gelfand Action entered into a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Gelfand Action. The MOU provides that, in consideration for the settlement of the Gelfand Action, LQ must make supplemental disclosures in appropriate filings with the Commission. In the MOU, LQ acknowledges that the efforts of and negotiations with plaintiffs’ counsel and the prosecution of the lawsuit were the sole cause of the supplemental disclosures contemplated by the MOU, The parties to the Gelfand Action will use their best efforts to draft and execute a definitive stipulation of settlement. A copy of the MOU is filed as Exhibit (a)(5)(D).

(2) Item 12 of the Schedule TO is amended as follows:

Item	12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed by LQ Acquisition, Inc. on June 28, 2010, July 12, 2010 and July 14, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on July 14, 2010).*

(a)(1)(B)	Letter of Transmittal. (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(C)	Notice of Guaranteed Delivery. (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010. (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010. (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010. (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(a)(1)(I)	Press Release by LQ Acquisition, Inc. on July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.)*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 3010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(a)(5)(B)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(a)(5)(C)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(a)(5)(D)	Memorandum of Understanding dated August 3, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010. (incorporated by reference to Exhibit (c)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010. (incorporated by reference to Exhibit (c)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(c)(3)	Intentionally Omitted.

Exhibit No.	Description
(c)(4)	Intentionally Omitted.

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (f) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010).*

(g)	None.

(h)	None.

*	Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 3 TO SCHEDULE TO-I AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ PHILLIP PERILLO
Phillip Perillo Senior Vice President and Chief Financial Officer

Date: August 3, 2010

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